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                          July 9, 2022

       Eric Brock
       Chairman and CEO
       Ondas Holdings Inc.
       411 Waverley Oaks Road
       Suite 114
       Waltham, MA 02452

                                                        Re: Ondas Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2022
                                                            File No. 333-266011

       Dear Mr. Brock:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing